SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY - CVM Code No. 00482-0

NOTICE TO SHAREHOLDERS

Pursuant to Directive Release/CVM/SEP/No. 01/2017, of February 23, 2017, Braskem S.A. (“Company”) hereby notifies its shareholders and the market in general that its minority shareholder, Geração Futuro L. PAR DE FUNDO DE INVESTIMENTO EM AÇÕES, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.935.128/0001-59, appointed: (i) Mr. Marcos Galeazzi Rosset, Brazilian citizen, manager, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. 023.216.238-70; and (ii) Mr. Charles René Lebarbenchon, Brazilian citizen, lawyer, enrolled in the CPF/MF under No. 769.387.609-00, to be part of the group of candidates that will take part in the separate election process of full members and alternates, respectively, of the fiscal board of the Company, pursuant to article 161, paragraph 4, item I, of Law 6,404/76, which will take place in the Company's Ordinary General Meeting, to be held on April 28, 2017.

The curriculum of the candidates appointed by said minority shareholder, with the information requested in article 10, item I, of CVM Ruling No. 481/09, are part of this notice to shareholders pursuant to Exhibit I.

We remind you that, pursuant to the applicable legislation, the name and curriculum of the candidates appointed by the Company's controlling shareholders to compose the fiscal board are available in the management’s proposal for the Ordinary General Meeting made available to you at the Company's principal place of business and in the websites of the Company (http://www.braskem-ri.com.br), of BM&FBOVESPA and of the Brazilian Securities Commission, on the date hereof.

Lastly, it is important to emphasize that the effective separate election, pursuant to article 161, paragraph 4, of Law 6,404/76, will take place if the applicable legal requirements are met.

Further information may be obtained from the Investor Relations Department, by phone (11) 3576-9531 or e-mail braskem-ri@braskem.com.br.

Camaçari/BA, March 29, 2017.

Pedro van Langendonck Teixeira de Freitas

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

Exhibit I

CURRICULUM OF THE CANDIDATES APPOINTED BY MINORITY SHAREHOLDER GERAÇÃO FUTURO L. PAR DE FUNDO DE INVESTIMENTO EM AÇÕES

(Free translation of the information presented in Portuguese Language by Geração Futuro L. PAR DE FUNDO DE INVESTIMENTO EM AÇÕES as published in the Portuguese version of this Notice to Shareholders)

Candidate Appointed to the Fiscal Board

12.5           Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Marcos Galeazzi Rosset	12/04/1957	59	Business administrator
Individual Taxpayers' Register (CPF) or Passport (PAS)	Elective Position Held	Election Date	Date of Investiture
023.216.238-70	Fiscal Board	04/06/2017
Term of Office	Other Positions and Jobs Held at the Company	Indication if elected by the Controller
AUG 2017	Not applicable	No
Indication if an independent member		Number of consecutive Terms of Office
Yes
Professional Experience

Marcos Galiazzi Rosset has worked as Chairman and CEO for 25 years in multinational companies and participated as member of strategic and managerial boards for Latin America. Currently he is member of the Advisory Board of "Sambatech" (leading company in Latin America in the infrastructure and content distribution in the digital platform sector) and Member of the Board of Directors of the Company "Magic Bubble" (developer of electronic games and edutainment). Member of IBGC. He is the CEO of e-all Entertainment, he was CEO and SPV of The Walt Disney Company Brasil (2001-2011), Brazil and Latin America Managing Officer of C/C VIDEO International (subsidiary of the movie studios companies Universal Pictures and Paramount Pictures), and Manager for São Paulo of Globo Vídeo (company of Organizações Rede Globo de Televisão).

Criminal Record Certificate

Marcos Galiazzi Rosset has not had any criminal conviction, any adverse award in administrative proceedings by CVM, or any conviction made final and unappealable, in the judicial or administrative spheres, which has suspended or disqualified his practice of professional or commercial activities.

Name	Date of Birth	Age	Profession
Charles René Lebarbenchon	10/28/1969	47	Attorney
Individual Taxpayers' Register (CPF) or Passport (PAS)	Elective Position Held	Election Date	Date of Investiture
769.387.609-00	Alternate - Fiscal Board	04/06/2017
Term of office	Other Positions and Offices Held at the Company	Indication if elected by the Controller
AUG 2017	Not applicable	No
Indication if an independent member		Number of consecutive Terms of Office
Yes
Professional Experience

Charles René Lebarbenchon has a degree of bachelor of Law from Universidade do Vale do Itajaí - UNIVALI, since 1995 and is a specialist (MBA) in Tax Law from Fundação Getulio Vargas - FGV/RJ. For the last five years, he was a partner at law firm Advocacia Gasparino, Fabro, Lebarbenchon, Roman, Sachet e Marchiori Sociedade de Advogados, ending its partnership to assume the Legal Executive Office of Grupo Brazal - Brasil Alimentos S.A. He also had the following titles: (i) 2015 Director of Brazpeixes S/A (ii) Full member of the Board of Directors of AES Eletropaulo S/A from 2014 to 2016; (iii) Coordinator of the Fiscal Board of Eternit S/A from 2013 to 2014; (iv) Member of the Fiscal Board of SICOOB Advocacia from 2013 to 2015; (v) Member of the Fiscal Board (alternate) of BIC Banco, (vi) Member of the Board of Directors (alternate) of AES Eletropaulo S/A from 2012 to 2014 (vii) Member of the Advisory Board of Instituto de Previdência [Pension Institute] OABPrev-SC, from 2011 to 2012; (viii) Benefits Officer of Instituto de Previdência Privada [Private Pension Institute] OABPrev-SC from 2009 to 2012; (ix) Member of the Board of Directors of Gaspart S/A from 2009 to 2012.

Criminal Record Certificate

Charles René Lebarbenchon has not had any criminal conviction, any adverse award in administrative proceedings by CVM, or any conviction made final and unappealable, in the judicial or administrative spheres, which has suspended or disqualified his practice of professional or commercial activities.

12.6           Percentage of Participation in Meetings of the Board during the previous year, held by the respective body, that occurred after investiture:

Director	Participation in meetings (%)
Marcos Galeazzi Rosset
Charles René Lebarbenchon	99%

12.7           The information set out in item 12.5 with regard to the members of ordinary committees, as well as for audit, risk, financial and compensation committees, even if such committees or bodies are ordinary:

The Company has no ordinary or non-ordinary audit, risk, financial and compensation committees

12.8           Information of the work as member of the ordinary committees, as well as audit, risk, financial and compensation committees:

Not applicable, given that, currently, the Company has no installed committee.

12.9           Information regarding the existence of any spousal relation, stable union or next-of-kin status up to the third degree between:

a. Company managers

There is no next-of-kin status between the directors appointed among themselves.

b.         (i) Company managers and (ii) managers of directly or indirectly controlled companies of the Company

There is no next-of kin status between the appointed directors and the managers and the companies controlled directly or indirectly by the Company

c.         (i) Company managers or managers of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed directors and the controlling companies of the Company

d.         (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company

There is no next-of kin status between the appointed directors and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10           Information on the subordination, service or control relationships maintained in the last 3 financial years, between the managers of the Company

a.  A company directly or indirectly controlled by the Company

Not applicable given that there is no subordination or service or control relationship maintained between the appointed Board of Directors (except regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b.  direct or indirect controlling companies of the Company

Not applicable given that there is no subordination or service or control relationship maintained between the appointed Board of Directors (except regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c.  If relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or controlling companies or controlled companies of any of these persons

Not applicable given that there is no subordination or service or control relationship maintained between the appointed Board of Directors (except regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.